February 28, 2013
ATTORNEYS AT LAW
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
046988-0101

Via EDGAR System

Ms. Karen Rosotto U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	Perritt Funds, Inc. (File No. 811-21556) Form N-1A Registration Statement Filed December 14, 2012

Dear Ms. Rosotto:

On behalf of our client, Perritt Funds, Inc. and its series, the Perritt MicroCap Opportunities Fund and the Perritt Ultra MicroCap Fund (collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the registration statement referenced above (the “Registration Statement”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in your oral comments, and following such comments are the Funds’ responses.

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.  As appropriate, the Funds have amended the Registration Statement in response to these comments.

General Comment

1.   In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

●	the Funds are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

●
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

●	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registration Statement

2.   Please confirm that if the MicroCap Opportunities Fund does not expect to have sufficient acquired fund fees and expenses to trigger the requirement to have a separate line item for such expenses.

Response:  The MicroCap Opportunities Fund confirms that it does not expect to have sufficient acquired fund fees and expenses to trigger the requirement to have a separate line item for such expenses.

3.   Please confirm that the MicroCap Opportunities Fund does not invest in other investment companies as a principal investment strategy.

Response:  The MicroCap Opportunities Fund does not invest in other investment companies as a principal investment strategy.

4.   Please confirm that the MicroCap Opportunities Fund exactly mirrors the Perritt MicroCap Opportunities Fund, Inc., the predecessor fund.

Response:  The MicroCap Opportunities Fund exactly mirrors the predecessor fund.

5.   Please confirm that the MicroCap Opportunities Fund does not invest in exchange-traded funds as a non-principal investment strategy, as the Ultra MicroCap Opportunities Fund does.

Response:  The MicroCap Opportunities Fund does not invest in exchange-traded funds as a non-principal investment strategy.

6.   On the Privacy Policy, please delete the following statement: “Not a part of the Prospectus.”

Response:  The Funds will delete the statement as requested.

7.   Please ensure that the MicroCap Opportunities Fund’s investment restriction related to senior securities is included in the Statement of Additional Information.

Response:  The MicroCap Opportunities Fund will ensure that its investment restriction related to senior securities is included in the Statement of Additional Information.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Peter Fetzer of Foley & Lardner LLP at 414-297-5596 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer